DYNAMIC VARIABLE LIFE II

LEVEL PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
and its
ReliaStar Life Insurance Company of New York Variable Life Separate Account I

Supplement Dated August 25, 2008

This supplement updates and amends certain information contained in your prospectus dated May 1, 1994.
Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING UPCOMING CHANGES IN STATE INSURANCE LAWS AND FEDERAL INCOME TAX RULES

Effective January 1, 2009, to comply with state insurance and federal income tax laws, all new life insurance policies must be based on the 2001 Commissioners Standard Ordinary (CSO) mortality tables. The Policy described in this prospectus is based on the 1980 CSO mortality tables ("1980 CSO Policy"). While the Policy described in this prospectus is already no longer offered for new sales, please be aware that after 2008 there may be limitations on what changes or modifications can be made to an existing 1980 CSO Policy.

If you are considering making any change or modification to your existing 1980 CSO Policy after December 31, 2008, please contact us to see if such change or modification will be allowed. You should also consult with a qualified tax adviser to determine what effect the change or modification will have on your Policy.

INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE POLICY

The following Funds are available through the Policy:

- ING Liquid Assets Portfolio (Class I)
- ING VP Balanced Portfolio (Class I)
- ING VP Intermediate Bond Portfolio (Class I)
- ING VP Growth and Income Portfolio (Class I)

Fund Investment Advisers and Investment Objectives. The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the Funds available through the Policy. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Liquid Assets Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING VP Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING VP Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.
ING VP Growth and Income Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Policy, including information about the risks associated with investing in these Funds, can be found in the current prospectus and Statement of Additional Information for that Fund. You may obtain these documents by contacting the Company at its:

ING Customer Service Center
P.O. Box 5011
Minot, ND 58702-5011
1-877-886-5050